SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Greenland Technologies Holding Corporation

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

G4095T107

(CUSIP Number)

Copies Sent to:

Jing Jin

Chief Financial Officer

11-F, Building #12, Sunking Plaza, Gaojiao Road,

Hangzhou, Zhejiang, China

Telephone: (86) 571-85775711

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 24, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G4095T107	SC13D

1	NAME OF REPORTING PERSONS
Cenntro Holding Limited

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a)	☒
(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

	7	SOLE VOTING POWER
		7,500,000 shares(1)
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING		7,500,000 shares(1)
PERSON WITH:
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,500,000 shares(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75%(2)

14	TYPE OF REPORTING PERSON
CO

(1) Representing 7,500,000 ordinary shares held by Cenntro Holding Limited, a Hong Kong company (“Cenntro Holding”), which is directly and wholly owned by Cenntro Enterprise Limited, a Hong Kong company (“Cenntro Enterprise”), which is directly and wholly owned by Peter Zuguang Wang, the chairman and a director of the board of directors of the issuer, Greenland Technologies Holding Corporation.

(2) Percentage is calculated on the basis of 10,006,142 ordinary shares of the issuer outstanding as of October 24, 2019.

CUSIP No. G4095T107	SC13D

1	NAME OF REPORTING PERSONS
Cenntro Enterprise Limited

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a)	☒
(b)	☐ Reporting person is affiliated with other persons

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

	7	SOLE VOTING POWER
		7,500,000 shares(1)
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING		7,500,000 shares(1)
PERSON WITH:
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,500,000 shares(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75%(2)

14	TYPE OF REPORTING PERSON
CO

(1) Representing 7,500,000 ordinary shares held by Cenntro Holding Limited, a Hong Kong company (“Cenntro Holding”), which is directly and wholly owned by Cenntro Enterprise Limited, a Hong Kong company (“Cenntro Enterprise”), which is directly and wholly owned by Peter Zuguang Wang, the chairman and a director of the board of directors of the issuer, Greenland Technologies Holding Corporation.

(2) Percentage is calculated on the basis of 10,006,142 ordinary shares of the issuer outstanding as of October 24, 2019.

CUSIP No. G4095T107	SC13D

1	NAME OF REPORTING PERSONS
Peter Zuguang Wang

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a)	☒
(b)	☐ Reporting person is affiliated with other persons

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
		7,500,000 shares(1)
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING		7,500,000 shares(1)
PERSON WITH:
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,500,000 shares(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75%(2)

14	TYPE OF REPORTING PERSON
IN

(1) Representing 7,500,000 ordinary shares held by Cenntro Holding Limited, a Hong Kong company (“Cenntro Holding”), which is directly and wholly owned by Cenntro Enterprise Limited, a Hong Kong company (“Cenntro Enterprise”), which is directly and wholly owned by Peter Zuguang Wang, the chairman and a director of the board of directors of the issuer, Greenland Technologies Holding Corporation.

(2) Percentage is calculated on the basis of 10,006,142 ordinary shares of the issuer outstanding as of October 24, 2019.

Explanatory Note

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Cenntro Holding Limited, a Hong Kong company (“Cenntro Holding”), Cenntro Enterprise Limited, a Hong Kong company (“Cenntro Enterprise”) the sole director and shareholder of Cenntro Holding, and Peter Zuguang Wang, the sole director and shareholder of Cenntro Enterprise (collectively, the “Cenntro Holding Group”), relating to ordinary shares, no par value (“Ordinary Shares”) of Greenland Technologies Holding Corporation, a British Virgin Islands company (the “Issuer”).

Specifically, this Schedule 13D relates to the Ordinary Shares of the Issuer received in connection with the completion of a business combination on October 24, 2019, whereby Cenntro Holding received 7,500,000 newly issued Ordinary Shares of the Issuer in exchange for all of Cenntro Holding’s ownership of Zhongchai Holding (Hong Kong) Limited, a Hong Kong company (“Zhongchai Holding”). Cenntro Holding may direct the vote and disposition of the 7,500,000 Ordinary Shares that it holds directly.  As the director and sole shareholder of Cenntro Holding, Cenntro Enterprise may direct the vote and disposition of the 7,500,000 Ordinary Shares held by Cenntro Holding. As the director and sole shareholder of Cenntro Enterprise, Peter Zuguang Wang may indirectly direct the vote and disposition of the 7,500,000 Ordinary Shares held by Cenntro Holding through his ownership of Cenntro Enterprise.

Item 1. Security and Issuer

Securities acquired:	Ordinary Shares, no par value per share

Issuer:	Greenland Technologies Holding Limited 11-F, Building #12, Sunking Plaza, Gaojiao Road Hangzhou, Zhejiang, China, 311122

Item 2. Identity and Background

(a)-(b) This Schedule 13D is jointly filed by Cenntro Holding, Cenntro Enterprise, and Peter Zuguang Wang.  Because Cenntro Enterprise is the director and sole shareholder of Cenntro Holding, Peter Zuguang Wang is the director and sole shareholder of Cenntro Enterprise (with Cenntro Holding, Cenntro Enterprise, and Peter Zuguang Wang hereinafter referred to as the “Controlling Persons”), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all of the Ordinary Shares held by Cenntro Holding.

Each of the persons identified in this Schedule 13D is sometimes referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 99.1.

The principal place of business for each of the Reporting Persons is 11-F, Building #12, Sunking Plaza, Gaojiao Road, Hangzhou, Zhejiang, China, 311122.

(c) The principal occupation of Peter Zuguang Wang is the chairman of the Board of Directors of the Issuer (the “Greenland Board”), as well as serving as the director and sole shareholder of Cenntro Enterprise. The principal business of Cenntro Enterprise is to be the director and the sole shareholder of Cenntro Holding and make security investment in other companies. The principal business of Cenntro Holding is to be a shareholder of the Issuer.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Cenntro Holding and Cenntro Enterprise are organized under the laws of Hong Kong. Peter Zuguang Wang is a citizen of the United States.

Item 3. Source and Amount of Funds

On October 24, 2019 (the “Closing Date”), the Issuer consummated a business combination (the “Business Combination”) contemplated by a Share Exchange Agreement (the “Share Exchange Agreement”) dated July 12, 2019, by and among (i) the Issuer, (ii) Zhongchai Holding, (iii) Cenntro Holding, the sole shareholder of Zhongchai Holding (the “Seller”), and (iv) the Issuer’s sponsor, Greenland Asset Management Corporation, in the capacity as the purchaser representative prior to the closing of the Business Combination (the “Purchaser Representative”).  At the closing of the Business Combination, pursuant to the Share Exchange Agreement, Zhongchai Holding’s 1,000,000 Ordinary Shares issued and outstanding prior to the closing of the Business Combination were exchanged for an aggregate of 7,500,000 of the Issuer’s Ordinary Shares (the “Exchange Shares”), with 750,000 of the Exchange Shares (the “Escrow Shares”) being held in escrow and subject to forfeiture (along with dividends and other earnings otherwise payable with respect to such Escrow Shares) in the event that an indemnification claim is successfully brought under the Share Exchange Agreement.  As a result of the Business Combination, the Seller, as the former shareholder of Zhongchai Holding, became a controlling shareholder of the Issuer, and Zhongchai Holding became a wholly owned subsidiary of the Issuer.

Item 4. Purpose of the Transaction

The purpose of the acquisition is for investment only.

As of the date of this Schedule 13D, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any similar action to those enumerated above.

As part of ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) Cenntro Holding beneficially owns 7,500,00 Ordinary Shares, which represents 75% of the Issuer’s outstanding Ordinary Shares. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of Ordinary Shares beneficially owned by Cenntro Holding as set forth in this Schedule 13D by (ii) 10,006,142 Ordinary Shares outstanding as of October 24, 2019.

Cenntro Enterprise, who is the director and sole shareholder of Cenntro Holding, may be deemed to beneficially own the Ordinary Shares held by Cenntro Holding.

Peter Zuguang Wang, who is the director and sole shareholder of Cenntro Enterprise, may be deemed to beneficially own the Ordinary Shares held by Cenntro Holding.

(c) Except for the Business Combination described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Ordinary Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect the Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Other than the foregoing agreements and arrangements and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 7.1	Share Exchange Agreement, dated as of July 12, 2019 (Incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 12, 2019).

Exhibit 7.2	Escrow Agreement, dated as of July 12, 2019 (Incorporated by reference from Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 12, 2019).

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

November 4, 2019	Cenntro Holding Limited

	By:	/s/ Peter Zuguang Wang
	Name:	Peter Zuguang Wang
	Title:	Director

Cenntro Enterprise Limited

	By:	/s/ Peter Zuguang Wang
	Name:	Peter Zuguang Wang
	Title:	Director

/s/ Peter Zuguang Wang
Name: Peter Zuguang Wang